Exhibit 99.8

WBM CAPITAL CORP. RECEIVES FINAL COURT ORDER

December 13, 2024 – Vancouver, British Columbia – WBM Capital Corp. (“WBM” or the “Company”) and its wholly-owned subsidiaries, 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. (each a “Spinout Entity”; and collectively, the “Spinout Entities”) are pleased to announce that the spin-out of the Spinout Entities by way of plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) has been approved by the Supreme Court of British Columbia.

The Arrangement was approved by the unanimous written consent of the sole shareholder of the Company on December 4, 2024 and the Company obtained the final order approving the Arrangement from the Supreme Court of British Columbia on December 12, 2024.

The Arrangement is currently expected to close and become effective on or about December 18, 2024. Upon the closing, each of the Spinout Entities will be owned by the sole shareholder of WBM and each will be reporting issuers under applicable securities legislation.

For further information, please refer to the management information circular of WBM dated November 25, 2024, which is available on the SEDAR+ profile of WBM at www.sedarplus.ca, which more fully sets forth the terms of the Arrangement, including each of the transactions under the Arrangement.

About WBM Capital

WBM is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. It has no current business other than evaluating and pursuing opportunities to develop or transact with a high quality operating business.

For Further Information, please contact:

Carlo Rigillo

Chief Executive Officer

e: carlo.rigillo@gmail.com

t: 647-400-4794

Cautionary Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking information can be identified by words or phrases such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe” or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. The forward-looking information contained in this press release includes, without limitation, information relating to the proposed Plan of Arrangement and the Company’s future plans, including acquiring or building an operating business. Forward-looking information is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Any such forward-looking information is based on information currently available to WBM and is based on assumptions and analyses made in light of WBM’s experience and perception of historical trends and current conditions. While the Company considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. Readers are cautioned that actual results may vary from the forward-looking information, and undue reliance should not be placed on such forward-looking information.

By their nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking information in this news release. Additional risk factors can also be found in WBM’s financial statements and management’s discussion and analysis, which are available under WBM’s profile on SEDAR+ at www.sedarplus.ca.

Unless otherwise indicated, the forward-looking statements in this news release are based on the Company’s expectations at the date of this news release. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking information. WBM undertakes no obligation to update or revise such forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.